UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Bruce C. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

David W. Robertson, Esq.

McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219

May 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Page 1 of 13 Pages

CUSIP NO. 651587 10 7	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce C. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,024,942
8 SHARED VOTING POWER

18,731
9 SOLE DISPOSITIVE POWER

2,024,942
10 SHARED DISPOSITIVE POWER

18,731

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,043,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

43,720 shares held by a charitable foundation; an aggregate of 637,220 shares owned by three separate trusts of which each of the Reporting Person’s adult sons and his wife are the co-trustees; and an aggregate of 433,259 shares owned by the Reporting Person’s adult sons (including shares as to which the adult sons have shared voting and dispositive power)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.20%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 13 Pages

* Amendment No. 3 amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2006 by Bruce C. Gottwald (“Mr. Gottwald”), as previously amended by Amendment No. 1 thereto filed with the SEC on August 18, 2006 and by Amendment No. 2 thereto filed with the SEC on February 16, 2007, with respect to shares of common stock, without par value (the “Common Stock”), of NewMarket Corporation (the “Issuer”). The purpose for the filing of Amendment No. 3 is to update the reported beneficial ownership of the Issuer’s Common Stock by Mr. Gottwald.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Gottwald used the proceeds from commercial bank loans made in the ordinary course of business from SunTrust Bank to acquire all 252,941 shares of the Issuer’s Common Stock listed on Schedule I hereto.

Item 4.	Purpose of Transaction.

Mr. Gottwald purchased the additional shares of the Issuer’s Common Stock listed on Schedule I hereto to increase his beneficial interest in the Issuer, which Mr. Gottwald believes is an attractive investment. Except for occasional gifts and other transactions among family members, Mr. Gottwald intends to hold for investment the shares of the Issuer’s Common Stock that he owns. However, depending upon his evaluation of the Issuer’s business and prospects and upon future developments, including, but not limited to, stock market and general economic conditions, Mr. Gottwald may from time to time acquire additional shares, or dispose of shares, of the Issuer’s Common Stock.

Mr. Gottwald does not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor does he have any plans (i) to sell or transfer a material amount of the Issuer’s assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors or management of the Issuer, (iv) to make any other material change in the Issuer’s business or corporate structure, (v) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (viii) any action similar to any of those described in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	2,087,393 shares of Common Stock of the Issuer are owned beneficially by Mr. Gottwald, constituting 13.48% of such shares outstanding.1/

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote—2,024,942

Page 3 of 13 Pages

(ii)	shared power to vote or to direct the vote—62,4512/

(iii)	sole power to dispose of or to direct the disposition of—2,024,942

(iv)	shared power to dispose of or to direct the disposition of 62,4512 /

1/

This amount does not include an aggregate of 637,220 (4.12%) shares of the Issuer’s Common Stock beneficially owned by three separate trusts of which each of the adult sons of Bruce C. Gottwald and his wife are the co-trustees or an aggregate of 433,259 (2.80%) shares of the Issuer’s Common Stock beneficially owned by the adult sons of Bruce C. Gottwald. Bruce C. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13D shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Bruce C. Gottwald is the beneficial owner of the 62,451 shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

2/

This amount includes 43,720 shares owned by a charitable foundation for which Bruce C. Gottwald serves as one of the directors and 18,731 shares owned by Mr. Gottwald’s wife. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation or held by his wife. Because Bruce C. Gottwald is a director of the Issuer, his son, Thomas E. Gottwald, is the Chief Executive Officer and a director of the Issuer and members of the Gottwald family are the largest shareholders of the Issuer, they may be deemed to be control persons of the Issuer and to have the capacity to control any such recommendation of management.

(c)	Other than the acquisition of the 252,941 shares of the Issuer’s Common Stock set forth on Schedule I hereto, Mr. Gottwald has not engaged in any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 62,451 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Power of Attorney for Bruce C. Gottwald (previously filed with Amendment No. 1 to this Schedule 13D).

Page 4 of 13 Pages

Schedule I

Reporting Person	Date	Number of Shares Purchased(1)	Price Per Share (excluding commissions)
Bruce C. Gottwald
	May 21, 2008	100	$66.25
	May 21, 2008	500	$66.30
	May 21, 2008	100	$66.31
	May 21, 2008	1,400	$66.34
	May 21, 2008	200	$66.35
	May 21, 2008	100	$66.38
	May 21, 2008	400	$66.40
	May 21, 2008	200	$66.44
	May 21, 2008	300	$66.45
	May 21, 2008	103	$66.46
	May 21, 2008	100	$66.465
	May 21, 2008	2,300	$66.47
	May 21, 2008	1,200	$66.48
	May 21, 2008	1,500	$66.49
	May 21, 2008	400	$66.495
	May 21, 2008	7,100	$66.50
	May 21, 2008	300	$66.51
	May 21, 2008	2,100	$66.52
	May 21, 2008	700	$66.53
	May 21, 2008	200	$66.54
	May 21, 2008	300	$66.55
	May 21, 2008	100	$66.57
	May 21, 2008	100	$66.58
	May 21, 2008	190	$66.59
	May 21, 2008	500	$66.60
	May 21, 2008	100	$66.62
	May 21, 2008	100	$66.64
	May 21, 2008	100	$66.65
	May 21, 2008	400	$66.67
	May 21, 2008	377	$66.68
	May 21, 2008	100	$66.73

Page 5 of 13 Pages

Reporting Person	Date	Number of Shares Purchased(1)	Price Per Share (excluding commissions)
	May 21, 2008	100	$66.77
	May 21, 2008	100	$66.78
	May 21, 2008	100	$66.82
	May 21, 2008	100	$66.84
	May 21, 2008	200	$66.85
	May 21, 2008	325	$66.87
	May 21, 2008	175	$66.88
	May 21, 2008	200	$66.89
	May 21, 2008	500	$66.90
	May 21, 2008	800	$66.91
	May 21, 2008	100	$66.92
	May 21, 2008	600	$66.93
	May 21, 2008	300	$66.94
	May 21, 2008	600	$66.95
	May 21, 2008	2,280	$66.96
	May 21, 2008	100	$66.965
	May 21, 2008	1,970	$66.97
	May 21, 2008	684	$66.98
	May 21, 2008	200	$66.985
	May 21, 2008	3,330	$66.99
	May 21, 2008	500	$66.995
	May 21, 2008	4,507	$67.00
	May 21, 2008	1,800	$67.01
	May 21, 2008	400	$67.015
	May 21, 2008	400	$67.02
	May 21, 2008	400	$67.03
	May 21, 2008	200	$67.035
	May 21, 2008	1,277	$67.04
	May 21, 2008	400	$67.045
	May 21, 2008	1,495	$67.05
	May 21, 2008	700	$67.06
	May 21, 2008	500	$67.07
	May 21, 2008	300	$67.08

Page 6 of 13 Pages

Reporting Person	Date	Number of Shares Purchased(1)	Price Per Share (excluding commissions)
	May 21, 2008	1,100	$67.09
	May 21, 2008	840	$67.10
	May 21, 2008	1,100	$67.11
	May 21, 2008	1,000	$67.12
	May 21, 2008	1,000	$67.13
	May 21, 2008	700	$67.14
	May 21, 2008	500	$67.15
	May 21, 2008	300	$67.16
	May 21, 2008	1,200	$67.17
	May 21, 2008	400	$67.18
	May 21, 2008	100	$67.19
	May 21, 2008	1,172	$67.20
	May 21, 2008	200	$67.21
	May 21, 2008	1,700	$67.22
	May 21, 2008	1,300	$67.23
	May 21, 2008	3,700	$67.24
	May 21, 2008	900	$67.245
	May 21, 2008	400	$67.2475
	May 21, 2008	400	$67.26
	May 21, 2008	1,600	$67.27
	May 21, 2008	600	$67.28
	May 21, 2008	100	$67.29
	May 21, 2008	200	$67.30
	May 21, 2008	200	$67.31
	May 21, 2008	400	$67.32
	May 21, 2008	700	$67.325
	May 21, 2008	200	$67.33
	May 21, 2008	600	$67.34
	May 21, 2008	100	$67.35
	May 21, 2008	100	$67.38
	May 21, 2008	400	$67.39
	May 21, 2008	300	$67.40
	May 21, 2008	500	$67.41

Page 7 of 13 Pages

Reporting Person	Date	Number of Shares Purchased(1)	Price Per Share (excluding commissions)
	May 21, 2008	700	$67.43
	May 21, 2008	200	$67.44
	May 21, 2008	200	$67.45
	May 21, 2008	100	$67.46
	May 21, 2008	900	$67.47
	May 21, 2008	200	$67.48
	May 21, 2008	400	$67.49
	May 21, 2008	800	$67.50
	May 21, 2008	789	$67.51
	May 21, 2008	1,192	$67.52
	May 21, 2008	1,000	$67.53
	May 21, 2008	500	$67.54
	May 21, 2008	300	$67.55
	May 21, 2008	700	$67.57
	May 21, 2008	200	$67.58
	May 21, 2008	100	$67.5975
	May 21, 2008	200	$67.60
	May 21, 2008	300	$67.63
	May 21, 2008	100	$67.64
	May 21, 2008	100	$67.69
	May 21, 2008	100	$67.71
	May 21, 2008	200	$67.74
	May 21, 2008	200	$67.75
	May 21, 2008	200	$67.76
	May 21, 2008	489	$67.77
	May 21, 2008	100	$67.775
	May 21, 2008	200	$67.7775
	May 21, 2008	300	$67.78
	May 21, 2008	200	$67.79
	May 21, 2008	600	$67.80
	May 21, 2008	300	$67.82
	May 21, 2008	300	$67.83
	May 21, 2008	700	$67.85

Page 8 of 13 Pages

Reporting Person	Date	Number of Shares Purchased(1)	Price Per Share (excluding commissions)
	May 21, 2008	200	$67.8575
	May 21, 2008	400	$67.86
	May 21, 2008	2,960	$67.87
	May 21, 2008	1,800	$67.875
	May 21, 2008	7,700	$67.88
	May 21, 2008	100	$67.885
	May 21, 2008	3,717	$67.89
	May 21, 2008	200	$67.895
	May 21, 2008	11,178	$67.90
	May 21, 2008	500	$67.91
	May 21, 2008	313	$67.92
	May 21, 2008	900	$67.93
	May 21, 2008	245	$67.94
	May 21, 2008	192	$67.95
	May 21, 2008	700	$67.96
	May 21, 2008	300	$67.97
	May 21, 2008	3,000	$67.98
	May 21, 2008	300	$67.99
	May 21, 2008	700	$68.00
	May 21, 2008	100	$68.01
	May 21, 2008	100	$68.02
	May 21, 2008	200	$68.03
	May 22, 2008	1,300	$67.27
	May 22, 2008	99	$67.38
	May 22, 2008	1	$67.41
	May 22, 2008	100	$67.535
	May 22, 2008	100	$67.545
	May 22, 2008	200	$67.56
	May 22, 2008	400	$67.57
	May 22, 2008	200	$67.59
	May 22, 2008	100	$67.61
	May 22, 2008	200	$67.62
	May 22, 2008	100	$67.63
	May 22, 2008	100	$67.65
	May 22, 2008	100	$67.69
	May 22, 2008	200	$67.75
	May 22, 2008	200	$67.78
	May 22, 2008	70	$67.81
	May 22, 2008	200	$67.82
	May 22, 2008	100	$67.85
	May 22, 2008	100	$67.86
	May 22, 2008	100	$67.92
	May 22, 2008	100	$67.94
	May 22, 2008	100	$67.98
	May 22, 2008	500	$68.03
	May 22, 2008	100	$68.06
	May 22, 2008	100	$68.07
	May 22, 2008	100	$68.08
	May 22, 2008	100	$68.11
	May 22, 2008	900	$68.115
	May 22, 2008	300	$68.12
	May 22, 2008	100	$68.14
	May 22, 2008	300	$68.15
	May 22, 2008	300	$68.16
	May 22, 2008	200	$68.17
	May 22, 2008	100	$68.18
	May 22, 2008	200	$68.19
	May 22, 2008	100	$68.2
	May 22, 2008	300	$68.21
	May 22, 2008	1,000	$68.22
	May 22, 2008	300	$68.23
	May 22, 2008	1,000	$68.24
	May 22, 2008	797	$68.25
	May 22, 2008	500	$68.26
	May 22, 2008	400	$68.27
	May 22, 2008	900	$68.28
	May 22, 2008	1,632	$68.29
	May 22, 2008	100	$68.295
	May 22, 2008	5,971	$68.3
	May 22, 2008	2,300	$68.31
	May 22, 2008	300	$68.315
	May 22, 2008	5,700	$68.32
	May 22, 2008	100	$68.325
	May 22, 2008	1,660	$68.33
	May 22, 2008	400	$68.335
	May 22, 2008	5,488	$68.34
	May 22, 2008	100	$68.345
	May 22, 2008	3,638	$68.35
	May 22, 2008	200	$68.355
	May 22, 2008	3,600	$68.36
	May 22, 2008	2,310	$68.37
	May 22, 2008	1,300	$68.38
	May 22, 2008	302	$68.39
	May 22, 2008	700	$68.4
	May 22, 2008	500	$68.41
	May 22, 2008	400	$68.42
	May 22, 2008	600	$68.43
	May 22, 2008	1,200	$68.44
	May 22, 2008	500	$68.45
	May 22, 2008	300	$68.46
	May 22, 2008	100	$68.465
	May 22, 2008	400	$68.47
	May 22, 2008	100	$68.48
	May 22, 2008	300	$68.49
	May 22, 2008	600	$68.5
	May 22, 2008	600	$68.51
	May 22, 2008	100	$68.52
	May 22, 2008	100	$68.525
	May 22, 2008	500	$68.53
	May 22, 2008	600	$68.54
	May 22, 2008	1,700	$68.55
	May 22, 2008	362	$68.56
	May 22, 2008	1,800	$68.57
	May 22, 2008	300	$68.58
	May 22, 2008	200	$68.59
	May 22, 2008	1,000	$68.6
	May 22, 2008	200	$68.61
	May 22, 2008	100	$68.62
	May 22, 2008	300	$68.63
	May 22, 2008	100	$68.635
	May 22, 2008	1,330	$68.64
	May 22, 2008	100	$68.645
	May 22, 2008	1,200	$68.65
	May 22, 2008	621	$68.66
	May 22, 2008	2,379	$68.67
	May 22, 2008	505	$68.68
	May 22, 2008	1,700	$68.69
	May 22, 2008	4,295	$68.7
	May 23, 2008	100	$67.22
	May 23, 2008	550	$67.24
	May 23, 2008	100	$67.25
	May 23, 2008	600	$67.27
	May 23, 2008	100	$67.32
	May 23, 2008	100	$67.33
	May 23, 2008	800	$67.34
	May 23, 2008	2,600	$67.35
	May 23, 2008	600	$67.36
	May 23, 2008	200	$67.37
	May 23, 2008	100	$67.375
	May 23, 2008	350	$67.38
	May 23, 2008	300	$67.385
	May 23, 2008	450	$67.39
	May 23, 2008	100	$67.395
	May 23, 2008	100	$67.40
	May 23, 2008	800	$67.41
	May 23, 2008	800	$67.42
	May 23, 2008	400	$67.43
	May 23, 2008	73	$67.44
	May 23, 2008	100	$67.445
	May 23, 2008	760	$67.45
	May 23, 2008	100	$67.455
	May 23, 2008	600	$67.46
	May 23, 2008	1,500	$67.47
	May 23, 2008	200	$67.485
	May 23, 2008	500	$67.49
	May 23, 2008	100	$67.495
	May 23, 2008	557	$67.50
	May 23, 2008	600	$67.51
	May 23, 2008	400	$67.52
	May 23, 2008	100	$67.525
	May 23, 2008	2,700	$67.53
	May 23, 2008	2,700	$67.54
	May 23, 2008	100	$67.545
	May 23, 2008	205	$67.55
	May 23, 2008	100	$67.555
	May 23, 2008	500	$67.56
	May 23, 2008	500	$67.57
	May 23, 2008	300	$67.575
	May 23, 2008	378	$67.58
	May 23, 2008	400	$67.59
	May 23, 2008	800	$67.60
	May 23, 2008	800	$67.61
	May 23, 2008	300	$67.62
	May 23, 2008	200	$67.625
	May 23, 2008	1,503	$67.63
	May 23, 2008	300	$67.635
	May 23, 2008	3,321	$67.64
	May 23, 2008	4,889	$67.65
	May 23, 2008	500	$67.66
	May 23, 2008	100	$67.67
	May 23, 2008	100	$67.675
	May 23, 2008	200	$67.68
	May 23, 2008	100	$67.685
	May 23, 2008	600	$67.69
	May 23, 2008	200	$67.695
	May 23, 2008	500	$67.70
	May 23, 2008	361	$67.71
	May 23, 2008	50	$67.715
	May 23, 2008	189	$67.72
	May 23, 2008	200	$67.725
	May 23, 2008	700	$67.73
	May 23, 2008	800	$67.74
	May 23, 2008	100	$67.745
	May 23, 2008	178	$67.75
	May 23, 2008	500	$67.76
	May 23, 2008	100	$67.765
	May 23, 2008	200	$67.77
	May 23, 2008	400	$67.78
	May 23, 2008	100	$67.785
	May 23, 2008	200	$67.79
	May 23, 2008	600	$67.80
	May 23, 2008	400	$67.805
	May 23, 2008	400	$67.81
	May 23, 2008	100	$67.815
	May 23, 2008	500	$67.82
	May 23, 2008	800	$67.83
	May 23, 2008	1,078	$67.84
	May 23, 2008	731	$67.85
	May 23, 2008	17	$67.86
	May 23, 2008	140	$67.87
	May 23, 2008	160	$67.88
	May 23, 2008	69	$67.885
	May 23, 2008	600	$67.89
	May 23, 2008	400	$67.90
	May 23, 2008	222	$67.91
	May 23, 2008	200	$67.92
	May 23, 2008	200	$67.93
	May 23, 2008	27	$67.94
	May 23, 2008	300	$67.95
	May 23, 2008	200	$67.96
	May 23, 2008	295	$67.97
	May 23, 2008	900	$67.99
	May 23, 2008	1,000	$68.00
	May 23, 2008	200	$68.02
	May 23, 2008	200	$68.03
	May 23, 2008	100	$68.04
	May 23, 2008	100	$68.07
	May 23, 2008	200	$68.08
	May 23, 2008	200	$68.09
	May 23, 2008	100	$68.11
	May 23, 2008	500	$68.12
	May 23, 2008	100	$68.15
	May 23, 2008	700	$68.16
	May 23, 2008	128	$68.18
	May 23, 2008	100	$68.20
	May 23, 2008	100	$68.22
	May 23, 2008	300	$68.25
	May 23, 2008	600	$68.29
	May 23, 2008	800	$68.35
	May 23, 2008	800	$68.36
	May 23, 2008	700	$68.37
	May 23, 2008	100	$68.40
	May 23, 2008	600	$68.41
	May 23, 2008	400	$68.46
	May 23, 2008	100	$68.48
	May 23, 2008	100	$68.50
	May 23, 2008	100	$68.51
	May 23, 2008	400	$68.53
	May 23, 2008	300	$68.56
	May 23, 2008	100	$68.61
	May 23, 2008	400	$68.67
	May 23, 2008	300	$68.68
	Total	252,941

(1)	All purchases were effected on the New York Stock Exchange.

Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 27, 2008	/s/ M. Rudolph West
M. Rudolph West
Attorney-in-fact pursuant to a power of attorney filed as an exhibit hereto.

Page 10 of 13 Pages

EXHIBIT INDEX

Exhibit	1 Power of Attorney for Bruce C. Gottwald (previously filed with Amendment No. 1 to this Schedule 13D).

Page 13 of 13 Pages